Annual General Meeting of Can-Fite BioPharma Ltd.

Date: December 26, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Resolutions

	For	Against	Abstain
1. To re-elect Pnina Fishman to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
2. To re-elect Ilan Cohn to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
3. To re-elect Avraham Sartani to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
4. To re-elect Guy Regev to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
5. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending December 31, 2016 and until the Company's next annual general meeting of shareholders, and to authorize the Audit Committee to fix such accounting firm's compensation.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

____________ Please Date Above

____________________ Please Sign Here

____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Can-Fite BioPharma Ltd.
to be held December 26, 2016
For Holders as of November 28, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the post-age-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time December 20, 2016.

PROXY TABULATOR FOR

CAN-FITE BIOPHARMA LTD
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on December 20, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can-Fite BioPharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 28, 2016** at the **Annual General Meeting** of the Shareholders of **Can-Fite BioPharma Ltd.** To be held on **December 26, 2016** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS FOR THE MEETING

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

PROXY TABULATOR FOR
CAN-FITE BIOPHARMA LTD
P.O. Box 8016
CARY, NC 27512-9903